

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 17, 2008

Mr. Bernard Lipton, Chief Financial Officer
Australian-Canadian Oil Royalties Ltd.
P.O. Box 1629
1301 Ave. M
Cisco, Texas 76437

>**Re:**   **Australian-Canadian Oil Royalties Ltd.**
>**Form 10-KSB/A for the Year Ended December 31, 2007**
>**Form 10-QSB for the period Ended March 31, 2008**
>**File No. 0-29832**

Dear Mr. Lipton:

We have reviewed your amended filing have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A filed September 12, 2008

1.   We note your latest amended filing disclosed that there were not any <u>significant</u> changes in internal control over financial reporting during the quarter ended December 31, 2007, that materially affected, or reasonably likely to materially affect, your internal control over financial reporting. Please revise this disclosure to address <u>any</u> changes in internal control over financial reporting during the quarter ended December 31, 2007, that materially affected, or reasonably likely to materially affect, your internal control over financial reporting as required by Regulation S-K Item 308T(b).

2.   We note that the certification required by Exchange Act Rule 13a-14(a) is not worded exactly as required by Regulation S-B Item 601(b)(31). Please file an

amendment to your Form 10-K/A to provide correctly worded certifications that include the introductory language of paragraph 4 to address internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and to remove each officer's title from the first line of the certification.

3.   Include a certification of your chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 in your amended filing.

4.   Please submit a response as correspondence on the EDGAR system. In this response, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or me at (202) 551-3461 if you have questions regarding these comments.

Sincerely,

Chris White
Branch Chief